EXHIBIT 99.7

Bank of America 475 CrossPoint Parkway PO Box 9000 Getzville, NY 14068-9000

Compliance Certificate

     Pursuant to the terms of the Servicing Agreement, the undersigned officer certifies to the following:

Each officer has reviewed the activities and performance of the Seller/Servicer during the preceding calendar year and to the best of each officer’s knowledge, based on such review, the Seller/Servicer has fulfilled all of its obligations under the Agreement for the year ending 2003.

Certified By:	/s/ Cynthia A. Mech

Cynthia A. Mech
Vice President